FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer" or "IMC").

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 30/11/2021:

68,184,163 Common Shares

Date: December 7, 2021

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

  On November 15, 2021, the Issuer filed its interim financial statements and MD&A for the three and nine months ended September 30, 2021, and gave a regional business update for its operations in Israel, Canada and Germany.

  On November 18, 2021, further to the Issuer's press releases dated April 30, 2021, June 1, 2021, August 9, 2021, September 8, 2021 and October 20, 2021, the Issuer provided additional information on the share consideration component (the "Panaxia Consideration Shares") of its acquisition (the "Panaxia Transaction") of the Panaxia-to-the-Home online pharmacy and trading house license (the "Panaxia Assets") from Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd., part of the Panaxia Labs Israel, Ltd. group of companies ("Panaxia"). On November 16, 2021, the Issuer issued the fourth instalment of 298,529 Panaxia Consideration Shares at a price of US$3.089 per Panaxia Consideration Share, representing an aggregate value of US$922,156.08. One additional instalment is expected to be issued upon the second closing of the Panaxia Transaction, which is subject to approval by the Israeli Ministry of Health ("MOH").

  On November 29, 2021, the Issuer announced that Focus Medical Herbs Ltd. ("Focus Medical") received permits from the MOH to import premium, indoor-grown medical cannabis from the following Canadian licensed producers on November 28, 2021: (1) Trichome JWC Acquisition Corp. ("TJAC"), the issuer's wholly-owned Canadian licensed producer that cultivates and sells the popular WAGNERS brand in the Canadian recreational cannabis market; (2) Flowr Group (Okanagan) Inc. The MOH permits allow Focus Medical to import medical cannabis in quantities set out in the terms of each permit. All shipments of medical cannabis from Canada are subject to receipt of an export permit from Health Canada.

  During November 2021, Adjupharm GmbH ("Adjupharm"), the Issuer's fully licensed EU-GMP German subsidiary, launched the following medical cannabis products in Germany under the IMC brand: (1) high THC and balanced THC cannabis extract products imported from MediPharm Labs Australia Pty Ltd.; and (2) a new cannabis flower product imported from Northern Green Canada Inc.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer ("Management") is focused on continuing the Issuer's growth in all three markets in which it currently operates: Israel, Germany and Canada. Following the successful completion of the acquisition of Trichome Financial Corp. ("Trichome") and MYM Nutraceuticals Inc. ("MYM") on March 18, 2021 and July 9, 2021, respectively, Management is focused on integrating and managing its Canadian assets in Canada and maximizing company-wide revenue and margins. Management is also focused on identifying new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, entering the distribution and retail segments in Israel, and securing additional supply, distribution and sale agreements in Germany through Adjupharm and in Israel through Focus Medical.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

See section 1 above regarding Adjupharm's lunch of new medical cannabis products in Germany under the IMC brand.

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8. Describe the acquisition of new customers or loss of customers.

Not Applicable.

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

During November 2021, TJAC hired a new head of information technology.

During November 2021, two employees from the sales division resigned from Adjupharm.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable.

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)
Common Shares	298,529	Issued to Panaxia as the fourth instalment of Panaxia Consideration Shares, as further detailed in Section 1.	N/A
	47,593	Exercise of stock options	$76,148.80 to be used for working capital

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable.

16. Provide details of any changes in directors, officers or committee members.

Not Applicable.

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

The current global uncertainty with respect to the spread of COVID-19, the rapidly evolving nature of the pandemic and local and international developments related thereto and its effect on the broader global economy and capital markets may impact the Issuer's business in the coming months.

The Issuer has taken proactive measures to protect the health and safety of its employees in order to continue delivering high quality medical cannabis products to its patients and to maintain its financial health. The Issuer has postponed planned investments in certain jurisdictions until global economic risks subside, but it continues to focus on its acquisition strategy in Canada and Europe. The Issuer also continues to develop the IMC brand by increasing physician awareness and engagement to drive sales of IMC-branded medical cannabis products in Germany and by seeking new supply and sales agreements in Israel.

While the precise impact of the COVID-19 outbreak on the Issuer remains unknown, the rapid spread of COVID-19 and declaration of the outbreak as a global pandemic have resulted in travel advisories and restrictions, certain restrictions on business operations, social distancing precautions and restrictions on group gatherings which could have negative impact on businesses around the world, including the cannabis markets in which the Issuer and its subsidiaries and related companies operate. Such implications may also affect Trichome's debtors, including their respective abilities to repay their obligations. The spread of COVID-19 may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic, and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: December 7, 2021

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End November 2021	Date of Report YY/MM/D 2021/12/07
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/